FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

TEVA TO ACQUIRE CORPORACIÓN INFARMASA
-- *Acquisition Will Expand Teva's Footprint in Latin America* --

Jerusalem, Israel, January 26, 2011 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today the acquisition of Corporación Infarmasa, a top ten pharmaceutical company in Perú, from The Rohatyn Group and Altra Investments.

Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics.   Its portfolio consists of over 600 registered products, of which over 500 are currently marketed.   Infarmasa's product offerings will greatly enhance Teva's portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Perú.   The company also has two manufacturing facilities in Lima and a comprehensive development pipeline. The combination of Corporación Medco (Teva's existing operation in Perú) and Infarmasa will be one of the top two pharmaceutical companies in the country.

Commenting on today's transaction, **Shlomo Yanai, Teva's President and Chief Executive Officer**, stated, "The acquisition of Infarmasa in Perú expands our activity in Latin America, and highlights our growth strategy for the coming years. Infarmasa complements Teva's activity in Perú and will advance our position as a market leader in this region."

The Peruvian pharmaceutical market grew at a CAGR of 12% from 2005 to 2010 and is expected to reach $1.8 billion in 2015. Expenditure per capita on pharmaceuticals in Perú is one of the lowest in Latin America, providing significant opportunities for future growth. Healthcare coverage has also increased substantially over the past five years, from approximately 36% of the population in 2005 to 63% by the end of 2009.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

About ALTRA Investments
Altra is a private equity firm founded in early 2005 with an investment focus in mid market companies in the Andean Region and Central America, with a special emphasis in Colombia and Peru. The firm is led by Mauricio Camargo, Dario Duran and Jorge Kuryla, out of offices in Bogota and Lima. Since inception, Altra has mobilized approximately $270 million of investment capital and currently operates seven investments with direct operations in Colombia, Peru, Guatemala, El Salvador, Nicaragua, Argentina, and Spain.

About The Rohatyn Group
The Rohatyn Group (TRG) is a leading asset management firm solely focused on investing in emerging markets. TRG's management team is composed of senior professionals with extensive experience in the emerging and global markets. The firm currently manages $3billion in products across asset classes, in both liquid and illiquid markets and across investment approaches including private equity. TRG's investment professionals and robust risk management, research, legal, client service and information technology teams are located in offices in New York, London, Hong Kong, Singapore, Johannesburg, Montevideo, Buenos Aires, Lima and Sao Paulo.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                        Name: Eyal Desheh
                        Title: Chief Financial Officer

Date January 26, 2011